June 16, 2006

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019-5820

Main Tel (212) 506-2500

Main Fax (212) 262-1910

www.mayerbrownrowe.com

William Malpica

Direct Tel (212) 506-2228

Direct Fax (212) 849-5822

wmalpica@mayerbrownrowe.com

VIA EDGAR AND UPS
Mr. Max A. Webb Assistant Director Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	SG Mortgage Securities, LLC

Registration Statement on Form S-3

Filed on February 21, 2006

File No. 333-131973

Response to Telephonic Comments

Dear Mr. Webb:

On behalf of SG Mortgage Securities, LLC (the “Depositor”), we submit this letter in response to comments transmitted by Daniel H. Morris of the Division of Corporate Finance on telephone conferences with Paul Jorissen of Mayer, Brown, Rowe & Maw LLP on June 15, 2006 and June 16, 2006, relating to the above-referenced Registration Statement. Amendment No. 3 to the Registration Statement is filed herewith. We have also enclosed redlines of the base prospectus and each form of prospectus supplement, marked to show changes made in response to comment 2 below.

1. During the above-referenced telephone conference, Mr. Morris asked for confirmation that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Response: We confirm that the Depositor, SG Mortgage Securities Trust 2005-OPT1 (CIK code: 0001343868) and SG Mortgage Securities Trust 2006-FRE1 (CIK code: 0001357537), the only issuing entities previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor, have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2. You requested that we revise the Base Prospectus to refer to the “issuing entity” rather than the “trust”.

Response: The revisions have been made as requested.

Very truly yours,

/s/ William Malpica

William Malpica

cc:	Daniel H. Morris

Arnaud Denis

John B. Maclay

Paul A. Jorissen

Jeffrey P. Cantrell

Kim Zielinski